UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Morocco Divestment Transaction

On August 4, 2016, the Company entered into an agreement with Intelcia Group, S.A. for the sale of 100% of Atento Morocco S.A., encompassing Atento´s operations in Morocco providing services to the Moroccan and French markets (the “Transaction”). Atento´s operations in Morocco which provide services to the Spanish market are excluded from the transaction and will continue operating as part of Atento Spain.

The Transaction is subject to regulatory approval and is expected to close before Atento's fiscal year-end 2016.

The Transaction allows the Company to continue strengthening its focus on its core markets, Spain and Latin America. The Company is the leading provider of customer relations services and solutions in the CRM BPO Latin America market and ranks third worldwide, based on revenue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: August 5, 2016	By: /s/ Mauricio Montilha Name: Mauricio Montilha Title: Chief Financial Officer

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